VIA FACSIMILE AND U.S. MAIL


August 1, 2005

Janet P. Spitler
Chief Financial Officer and Treasurer
Merchants Bancshares, Inc.
275 Kennedy Drive
South Burlington, Vermont 05403

	RE:	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      File No. 0-11595

Dear Ms. Spitler:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

Exhibits 31.1 and 31.2

1. Please file amendments to your Forms 10-K and 10-Qs to include certifications that conform to the format provided in Item 601(b)(31)
of Regulation S-K. Please include a paragraph before your paragraph
4(b) that you have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision. Also, include in the introduction of paragraph 4 that internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).
In doing so, please refile each of these Forms 10-K and 10-Q in their entirety.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

						Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Ms. Janet P. Spitler
August 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE